Exhibit 99.1

Riskified Reports Strong Second Quarter of 2026 with Accelerating Revenue Growth
Raises Revenue and Adjusted EBITDA guidance

NEW YORK, August 12, 2026 - Riskified Ltd. (NYSE: RSKD) (the “Company”, “Riskified”, “we” or “our”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and six months ended June 30, 2026. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.

"We delivered our strongest revenue growth in over four years, driven by increasingly complex fraud and merchant demand for the unified platform we've spent years building. That's showing up in accelerating new business and a deepening multi-product base, and it's why we're raising our outlook for the second time this year," said Eido Gal, CEO & Co-Founder of Riskified.

Q2 2026 and Recent Business Highlights

•Strongest Revenue Growth in Over Four Years: Revenue grew 22% year-over-year to $98.7 million, an acceleration from 7% growth in the first quarter, driven by continued new merchant and upsell activity.

•Accelerating New Business Momentum: New logo acquisition was a significant contributor to results this quarter. We added new logos across all four regions, with five of our top ten headquartered outside the United States, spanning five categories.

•Sustained Competitive Win Rates: Our competitive win rates remained above 75% in the second quarter, reflecting the differentiation of our platform compared to alternatives that merchants consider.

•Continued ACH and Non-Card Expansion: Our investment in ACH-specific models and features extended our broader payments capabilities, with ACH becoming a meaningful and growing part of new business this quarter. The dollar value of ACH transactions that Riskified processed in the quarter was approximately 19 times higher than the value processed in the second quarter of the prior year.

•Platform Expansion: Merchants are increasingly using Riskified’s identity intelligence beyond checkout to improve the customer experience across the transaction lifecycle. Our AI assistant, ARIA, continued to gain traction this quarter. We have embedded ARIA across our wider platform, giving fraud and risk teams a highly effective tool that helps them investigate activity, understand emerging trends, and take action more quickly.

•Live Sports Driving Category Momentum: A dense global events calendar, including the World Cup and NBA Finals, drove elevated volumes across Tickets and Digital Finance.

•Continued Share Repurchases: In the second quarter, we repurchased approximately 13.7 million shares for total consideration of $63.9 million, contributing to a 26% cumulative reduction in total shares outstanding since the program's inception.

Q2 2026 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and six months ended June 30, 2026 and 2025, in thousands except where indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$41,300	$36,434	$78,547	$70,605
Increase in GMV year over year	13%		11%
Revenue	$98,691	$81,060	$186,959	$163,447
Increase in revenue year over year	22%		14%

GAAP gross profit	$44,968	$39,750	$90,855	$80,204
Increase in GAAP gross profit year over year	13%		13%
GAAP gross profit margin	46%	49%	49%	49%

Net profit (loss)	$(9,105)	$(11,633)	$(13,532)	$(25,519)
Net profit (loss) margin	(9)%	(14)%	(7)%	(16)%

Adjusted EBITDA(1)	$3,919	$2,134	$10,106	$3,453
Adjusted EBITDA margin(1)	4%	3%	5%	2%
Additional Financial Highlights

•GAAP gross profit margin of 46% for the three months ended June 30, 2026 compared to 49% in the prior year. Non-GAAP gross profit margin(1) of 46% for the three months ended June 30, 2026 compared to 50% in the prior year. GAAP gross profit margin of 49% for the six months ended June 30, 2026 compared to 49% in the prior year. Non-GAAP gross profit margin(1) of 49% for the six months ended June 30, 2026 compared to 50% in the prior year.

•GAAP net loss per share of $(0.07) for the three months ended June 30, 2026 compared to net loss per share of $(0.07) in the prior year. Non-GAAP diluted net profit per share(1) of $0.02 for the three months ended June 30, 2026 compared to $0.02 in the prior year. GAAP net loss per share of $(0.09) for the six months ended June 30, 2026 compared to net loss per share of $(0.16) in the prior year. Non-GAAP diluted net profit per share(1) of $0.07 for the six months ended June 30, 2026 compared to $0.05 in the prior year.

•Operating cash flow of $13.3 million for the three months ended June 30, 2026 compared to $5.6 million in the prior year. Free cash flow(1) of $12.9 million for the three months ended June 30, 2026 compared to $5.3 million in the prior year. Operating cash flow of $22.9 million for the six months ended June 30, 2026 compared to $9.4 million in the prior year. Free cash flow(1) of $22.0 million for the six months ended June 30, 2026 compared to $9.0 million in the prior year.

•Ended June 30, 2026 with approximately $223.6 million of cash, deposits, and investments on the balance sheet and zero debt.

"We delivered robust revenue growth in the second quarter, with continued expansion in Adjusted EBITDA," said Aglika Dotcheva, Chief Financial Officer of Riskified. "Revenue grew 22% year-over-year to $98.7 million, accelerating from 7% growth in the first quarter, and Adjusted EBITDA increased 84% to $3.9 million. We also generated $12.9 million in free cash flow while returning capital to shareholders through our buyback program. Our strong balance sheet and improving profitability give us the confidence and flexibility to keep investing in the platform while raising our full-year outlook."
Financial Outlook

For the year ending December 31, 2026:

We now anticipate revenue to be between $400 million and $410 million, or $405 million to the midpoint, up from our prior range of between $376 million and $384 million. This reflects the flow-through of our second quarter revenue outperformance, as well as an incremental raise to our outlook based on the momentum we are seeing in the business.

We now anticipate Adjusted EBITDA to be between $33 million and $39 million, or $36 million to the midpoint, up from our prior range of $28 million to $34 million.

The primary factors that may determine where we fall within each range are consistent with what we shared last quarter - the timing and ramping of new merchant go-lives and existing merchant upsells, our success in retaining our merchants, and the broader macro environment.

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP diluted net profit per share, and free cash flow are non-GAAP measures of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We refer to certain forward-looking non-GAAP financial measures in this press release and on our quarterly results conference call. We are not able to provide a reconciliation of forward-looking Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP operating expense, or free cash flow for the fiscal year ending December 31, 2026 to net profit (loss), gross profit, total operating expenses, and operating cash flow, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, August 12, 2026 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will also be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance such as Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP constant currency operating expenses, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and a non-GAAP measure of liquidity, Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Non-GAAP constant currency operating expenses is limited because it reflects a hypothetical recalculation of operating expenses using prior-period exchange rates and therefore does not reflect the actual operating expenses incurred by the business or the economic impact of foreign currency exchange rate fluctuations on our results, which are inherent to our global operations. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our AI fraud and risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, legal-related and other expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define non-GAAP constant currency operating expenses as total non-GAAP operating expenses excluding the impact of our hedging program and foreign exchange rate movements. We use it to determine the impact that exchange rate changes have on our results. Non-GAAP constant currency operating expenses is calculated by translating current period non-GAAP operating expenses excluding hedging gains/losses using the prior period exchange rate.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment and capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is partly because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Legal-related and other expenses: We exclude certain costs incurred in connection with corporate initiatives that are non-recurring and not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Forward Looking Statements

This press release and announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and Adjusted EBITDA guidance for fiscal year 2026, expected relationships between billings growth and future revenue recognition, our anticipated gross profit, non-GAAP gross profit margin and free cash flow, expectations as to continued margin and Adjusted EBITDA expansion, the operating leverage and scalability inherent in our business model, future growth potential in new verticals, new geographies, new payment methods and transaction types, agentic commerce and AI-driven shopping environments, and from new products, anticipated benefits and impacts of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline, pipeline conversion rates, the timing and pace of new merchant go-lives, competitive win rates, and geographic reach, market share and upsell opportunities, the impact of partnership and reseller arrangements, the impact of competition, pricing pressure and churn, the advancement and performance of our AI-powered multi-product platform, including the expansion of identity intelligence as a standalone capability, and its impact on our results and productivity , the benefits of our partnerships and collaborations with third-parties, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our ability to attract new merchants and retain existing merchants and increase sales of our products to existing merchants; our history of net losses and ability to achieve profitability; the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants; the accuracy of our estimates of market opportunity and forecasts of market growth; competition; our ability to continue to improve our artificial intelligence, machine learning models and automated decision making technologies (collectively, "AI Technologies"); fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; our merchant concentration and loss of a significant merchant; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio; our ability to mitigate the risks involved with selling our products to large enterprises; changes to our pricing and pricing structures; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; our ability to manage periodic realignments of our organization, including expansion or reductions in force; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent strength in the value of the Israeli shekel against the US dollar; our ability to obtain additional capital; our reliance on third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our AI Technologies and access to third-party and merchant data; consumer adoption of agentic commerce; our ability to comply with evolving data protection, privacy and security laws; any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence; our ability to successfully implement and use AI Technologies; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or make judgments relating to our critical accounting policies; our business in China; changes in tax laws or regulations; scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 6, 2026, as may be updated in other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified (NYSE: RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Stephen Shulstein, Head of Investor Relations | ir@riskified.com

Corporate Communications: Or Shmueli, Public Relations Manager | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30, 2026	As of December 31, 2025

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$105,239	$162,152
Short-term deposits	5,000	5,000
Accounts receivable, net	43,164	48,453
Prepaid expenses and other current assets	12,932	9,825
Short-term investments	113,330	130,428
Total current assets	279,665	355,858
Property and equipment, net	10,147	10,970
Operating lease right-of-use assets	19,060	21,203
Deferred contract acquisition costs	15,244	15,587
Other assets, noncurrent	7,393	6,953
Total assets	$331,509	$410,571
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,519	$1,911
Accrued compensation and benefits	22,330	27,532
Guarantee obligations	14,720	12,278
Provision for chargebacks, net	13,773	10,458
Operating lease liabilities, current	6,348	6,075
Accrued expenses and other current liabilities	17,628	12,466
Total current liabilities	77,318	70,720
Operating lease liabilities, noncurrent	17,180	18,947
Other liabilities, noncurrent	27,811	26,145
Total liabilities	122,309	115,812
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 91,847,753 and 104,034,048 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of June 30, 2026 and December 31, 2025; 40,189,981 and 44,118,455 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	—	—
Treasury shares at cost, 71,924,618 and 52,025,888 ordinary shares as of June 30, 2026 and December 31, 2025, respectively	(352,289)	(260,451)
Additional paid-in capital	1,048,281	1,029,328
Accumulated other comprehensive profit (loss)	796	(62)
Accumulated deficit	(487,588)	(474,056)
Total shareholders’ equity	209,200	294,759
Total liabilities and shareholders’ equity	$331,509	$410,571

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenue	$98,691	$81,060	$186,959	$163,447
Cost of revenue	53,723	41,310	96,104	83,243
Gross profit	44,968	39,750	90,855	80,204
Operating expenses:
Research and development	17,485	17,167	35,002	35,244
Sales and marketing	21,258	21,452	42,151	44,234
General and administrative	13,633	14,137	27,007	30,790
Total operating expenses	52,376	52,756	104,160	110,268
Operating profit (loss)	(7,408)	(13,006)	(13,305)	(30,064)
Interest income (expense), net	1,960	3,569	4,409	7,294
Other income (expense), net	(1,648)	(471)	(2,117)	373
Profit (loss) before income taxes	(7,096)	(9,908)	(11,013)	(22,397)
Provision for (benefit from) income taxes	2,009	1,725	2,519	3,122
Net profit (loss)	$(9,105)	$(11,633)	$(13,532)	$(25,519)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	644	1,247	858	90
Comprehensive profit (loss)	$(8,461)	$(10,386)	$(12,674)	$(25,429)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.07)	$(0.07)	$(0.09)	$(0.16)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.07)	$(0.07)	$(0.09)	$(0.16)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	139,310,606	159,112,218	143,328,331	160,349,927
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	139,310,606	159,112,218	143,328,331	160,349,927

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(9,105)	$(11,633)	$(13,532)	$(25,519)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	1,694	1,741	2,258	716
Provision for credit losses	134	29	(166)	295
Depreciation and amortization	597	614	1,187	1,268
Amortization of capitalized internal-use software costs	260	261	519	563
Amortization of deferred contract costs	2,841	3,291	5,707	6,098
Share-based compensation expense	10,373	12,859	21,354	27,175
Non-cash right-of-use asset changes	1,078	1,019	2,143	2,025
Changes in accrued interest	857	(597)	1,531	(657)
Other	65	31	155	113
Changes in operating assets and liabilities:
Accounts receivable	(9,210)	(1,244)	5,254	14,525
Deferred contract acquisition costs	(2,636)	(2,217)	(4,046)	(4,112)
Prepaid expenses and other assets	(1,581)	(1,809)	(3,987)	(3,474)
Accounts payable	1,262	(562)	557	(861)
Accrued compensation and benefits	4,311	2,761	(6,004)	(5,085)
Guarantee obligations	4,502	(16)	2,442	(4,583)
Provision for chargebacks, net	5,002	(1,635)	3,315	(1,591)
Operating lease liabilities	(1,292)	(1,121)	(2,575)	(2,238)
Accrued expenses and other liabilities	4,185	3,820	6,767	4,778
Net cash provided by (used in) operating activities	13,337	5,592	22,879	9,436
Cash flows from investing activities:
Purchases of investments	(6,381)	(13,858)	(107,347)	(92,015)
Maturities of investments	23,726	9,477	122,752	21,972
Purchases of property and equipment	(203)	(252)	(375)	(460)
Proceeds from sale of fixed assets	8	12	22	28
Capitalized software development costs	(200)	—	(550)	—
Net cash provided by (used in) investing activities	16,950	(4,621)	14,502	(70,475)
Cash flows from financing activities:
Proceeds from exercise of share options	1,102	2,220	1,912	2,852
Taxes paid related to net share settlement of equity awards	(1,847)	(2,270)	(4,313)	(4,526)
Purchases of treasury shares	(64,201)	(23,265)	(91,838)	(43,951)
Net cash provided by (used in) financing activities	(64,946)	(23,315)	(94,239)	(45,625)
Effects of exchange rates on cash and cash equivalents	32	518	(55)	633
Net increase (decrease) in cash and cash equivalents	(34,627)	(21,826)	(56,913)	(106,031)
Cash and cash equivalents—beginning of period	139,866	286,858	162,152	371,063
Cash and cash equivalents—end of period	$105,239	$265,032	$105,239	$265,032

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net profit (loss)	$(9,105)	$(11,633)	$(13,532)	$(25,519)
Provision for (benefit from) income taxes	2,009	1,725	2,519	3,122
Interest (income) expense, net	(1,960)	(3,569)	(4,409)	(7,294)
Other (income) expense, net	1,648	471	2,117	(373)
Depreciation and amortization	857	875	1,706	1,831
Share-based compensation expense	10,373	12,859	21,354	27,175
Payroll taxes related to share-based compensation	97	138	351	399
Legal-related and other expenses	—	—	—	236
Restructuring costs	—	1,268	—	3,876
Adjusted EBITDA	$3,919	$2,134	$10,106	$3,453
Net profit (loss) margin	(9)%	(14)%	(7)%	(16)%
Adjusted EBITDA Margin	4%	3%	5%	2%

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
GAAP gross profit	$44,968	$39,750	$90,855	$80,204
Plus: depreciation and amortization	280	283	558	608
Plus: share-based compensation expense	156	179	313	371
Plus: payroll taxes related to share-based compensation	4	6	9	10
Plus: restructuring costs	—	129	—	263
Non-GAAP gross profit	$45,408	$40,347	$91,735	$81,456
Gross profit margin	46%	49%	49%	49%
Non-GAAP gross profit margin	46%	50%	49%	50%

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
GAAP cost of revenue	$53,723	$41,310	$96,104	$83,243
Less: depreciation and amortization	280	283	558	608
Less: share-based compensation expense	156	179	313	371
Less: payroll taxes related to share-based compensation	4	6	9	10
Less: restructuring costs	—	129	—	263
Non-GAAP cost of revenue	$53,283	$40,713	$95,224	$81,991

Operating Expenses:
GAAP research and development	$17,485	$17,167	$35,002	$35,244
Less: depreciation and amortization	249	267	499	548
Less: share-based compensation expense	2,570	3,176	5,328	6,591
Less: payroll taxes related to share-based compensation	—	2	3	3
Less: restructuring costs	—	232	—	864
Non-GAAP research and development	$14,666	$13,490	$29,172	$27,238

GAAP sales and marketing	$21,258	$21,452	$42,151	$44,234
Less: depreciation and amortization	191	192	378	372
Less: share-based compensation expense	3,423	4,017	7,027	8,314
Less: payroll taxes related to share-based compensation	60	84	205	223
Less: restructuring costs	—	645	—	2,055
Non-GAAP sales and marketing	$17,584	$16,514	$34,541	$33,270

GAAP general and administrative	$13,633	$14,137	$27,007	$30,790
Less: depreciation and amortization	137	133	271	303
Less: share-based compensation expense	4,224	5,487	8,686	11,899
Less: payroll taxes related to share-based compensation	33	46	134	163
Less: legal-related and other expenses	—	—	—	236
Less: restructuring costs	—	262	—	694
Non-GAAP general and administrative	$9,239	$8,209	$17,916	$17,495

Non-GAAP operating expenses	$41,489	$38,213	$81,629	$78,003

	Three Months Ended June 30,
	2026	2025	$ Change	% Change
	(unaudited)
Non-GAAP operating expenses(1)	$41,489	$38,213	$3,276	9%
Realized hedging gains / (losses)	834	846
Non-GAAP operating expenses, excluding hedging gains/losses	42,323	39,059	3,264	8%
Adjustment for FX rate fluctuations (2)	(4,147)
Non-GAAP operating expenses, constant currency	$38,176	$39,059	$(883)	(2)%

	Six Months Ended June 30,
	2026	2025	$ Change	% Change
	(unaudited)
Non-GAAP operating expenses(1)	$81,629	$78,003	$3,626	5%
Realized hedging gains / (losses)	771	1,154
Non-GAAP operating expenses, excluding hedging gains/losses	82,400	79,157	3,243	4%
Adjustment for FX rate fluctuations (2)	(7,074)
Non-GAAP operating expenses, constant currency	$75,326	$79,157	$(3,831)	(5)%
(1)See tables above for a reconciliation of Non-GAAP operating expenses to GAAP operating expenses by line item.
(2)Adjustment for FX rate fluctuations represents the impact of exchange rate changes on non-GAAP operating expenses and is calculated by translating current period foreign currency transactions using the prior period's monthly average exchange rates. Monthly average rates represent the simple average of daily exchange rates within each calendar month.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$13,337	$5,592	$22,879	$9,436
Purchases of property and equipment	(203)	(252)	(375)	(460)
Capitalized software development costs	(200)	—	(550)	—
Free Cash Flow	$12,934	$5,340	$21,954	$8,976

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net profit (loss)	$(9,105)	$(11,633)	$(13,532)	$(25,519)
Depreciation and amortization	857	875	1,706	1,831
Share-based compensation expense	10,373	12,859	21,354	27,175
Payroll taxes related to share-based compensation	97	138	351	399
Legal-related and other expenses	—	—	—	236
Restructuring costs	—	1,268	—	3,876
Non-GAAP net profit (loss)	$2,222	$3,507	$9,879	$7,998

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	139,310,606	159,112,218	143,328,331	160,349,927
Add: Dilutive Class A and B ordinary share equivalents	3,988,974	5,286,735	3,606,400	5,754,177
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	143,299,580	164,398,953	146,934,731	166,104,104

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.07)	$(0.07)	$(0.09)	$(0.16)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.07)	$(0.07)	$(0.09)	$(0.16)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.02	$0.02	$0.07	$0.05
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.02	$0.02	$0.07	$0.05